

Mail Stop 7010

September 22, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Johnny Christiansen
Chief Executive Officer
IQ Micro Inc.
500 Australian Avenue, Suite 700
West Palm Beach, FL 33401

      **Re:    IQ Micro Inc.**
             **Amendment No. 1 to Registration Statement on Form 10-SB**
             **Filed September 8, 2006**
             **File No. 000-51796**

Dear Mr. Christiansen:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be sure that the marked version of your next amendment is clearly and precisely marked to show all changes. Certain changes you made in response to our letter dated August 14, 2006 were not marked in Amendment No. 1.

The Microfluidics Industry, page 7

2. We note your response to comment 5 of our letter dated August 14, 2006. Please revise to explain in more detail the significance of your completed microfabricating program in terms of your business plan.

Item 8. Description of Securities, page 42

Secured Convertible Debentures, page 42

3. We note your response to comment 18 of our letter dated August 14, 2006 and we have the following comments:

- Please disclose your response to explain the figure of 27,000,000 shares.

- Please disclose the actual number of shares into which the debentures are currently convertible.

## Financial Statements

### General

4. Your Form 10-SB went effective automatically sixty days after you initially filed it on July 17, 2006.  Thus, we would like to remind you that you are now subject to the periodic reporting requirements under the 1934 Act.

### Note 8 – Related Party Transactions, page 72

5. We have read your response to comment 26 from our letter dated August 14, 2006.  We note that you have provided the monthly impact of all of your related party transactions.  However, you have not disclosed the impact of all of your related party transactions for each period presented in your income statement.  Please provide the dollar amounts of these transactions for each of the periods for which income statements are presented.  See paragraph 2(c) of SFAS 57.

### Note 9 – Restatement of Financial Statements, Page 73

6. Your restatement footnote does not discuss the fact that you had expensed $70,000 of financing fees during the period ended September 30, 2005 instead of amortizing the financing fees over the term of the convertible debt.  Please revise your restatement footnote accordingly.

*       *       *       *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please

contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli
Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:     Mr. Howard S. Burnston
        Gunster, Yoakley & Stewart, P.A.
        777 South Flagler Drive, Suite 500 East
        West Palm Beach, FL 33401